UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

TALECRIS BIOTHERAPEUTICS HOLDINGS CORP.
(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

874227101
(CUSIP Number)

June 1, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☐  Rule 13d-1(c)
☒  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 874227101

(1)	Names of Reporting Persons
I.R.S. Identification Nos. of Above Persons
Ampersand 1999 Limited Partnership
04-3459189

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

(5) Sole Voting Power
0

(6) Shared Voting Power
0

(7) Sole Dispositive Power
0

(8) Shared Dispositive Power
0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
0

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

(11)	Percent of Class Represented by Amount in Row (9)
0.0%

(12)	Type of Reporting Person (See Instructions)
PN

CUSIP NO. 874227101

(1)	Names of Reporting Persons
I.R.S. Identification Nos. of Above Persons
Ampersand 2001 Limited Partnership
04-3556896

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

(5) Sole Voting Power
0

(6) Shared Voting Power
0

(7) Sole Dispositive Power
0

(8) Shared Dispositive Power
0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
0

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

(11)	Percent of Class Represented by Amount in Row (9)
0.0%

(12)	Type of Reporting Person (See Instructions)
PN

CUSIP NO. 874227101

(1)	Names of Reporting Persons
I.R.S. Identification Nos. of Above Persons
AMP-99 Management Company Limited Liability Company
04-3459188

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

(5) Sole Voting Power
0

(6) Shared Voting Power
0

(7) Sole Dispositive Power
0

(8) Shared Dispositive Power
0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
0

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

(11)	Percent of Class Represented by Amount in Row (9)
0.0%

(12)	Type of Reporting Person (See Instructions)
PN

CUSIP NO. 874227101

(1)	Names of Reporting Persons
I.R.S. Identification Nos. of Above Persons
AMP-01 Management Company Limited Liability Company
04-3557667

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

(5) Sole Voting Power
0

(6) Shared Voting Power
0

(7) Sole Dispositive Power
0

(8) Shared Dispositive Power
0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
0

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

(11)	Percent of Class Represented by Amount in Row (9)
0.0%

(12)	Type of Reporting Person (See Instructions)
PN

Item 1.

(a) Name Of Issuer: Talecris Biotherapeutics Holdings Corp.*

* On June 1, 2011, Stream Merger Sub, Inc., a Virginia corporation, became the successor of Talecris Biotherapeutics Holding Corp., a Delaware corporation, pursuant to a reincorporation merger. The merger had the effect of changing the Issuer’s domicile.

(b) Address of Issuer’s Principal Executive Offices:

P.O. Box 110526
4101 Research Commons
79 T.W. Alexander Drive
Research Triangle Park, North Carolina 27709

Item 2.

(a) Name of Person Filing:

Ampersand 1999 Limited Partnership
Ampersand 2001 Limited Partnership
AMP-99 Management Company Limited Liability Company
AMP-01 Management Company Limited Liability Company

(b) Address of Principal Business Office or, if None, Residence:

55 William Street, Suite 240
Wellesley, MA 02481

(c) Citizenship: United States

(d) Title of Class of Securities: Common Stock, $0.01 par value

(e) CUSIP No.: 874227101

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

Not Applicable.

Item 4.	Ownership

(a) Amount Beneficially Owned: 0

(b) Percent of Class: 0.0%

(c) Number of Shares as to which such person has:

(i) sole power to vote or to direct the vote: 0

(ii) shared power to vote or to direct the vote: 0

(iii) sole power to dispose or to direct the disposition of: 0

(iv) shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following. ☒

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

AMP-99 Management Company Limited Liability Company

By:	/s/ Richard A. Charpie
Richard A. Charpie, Principal Managing Member
Dated: June 10, 2011

Ampersand 1999 Limited Partnership
By:	AMP-99 Management Company Limited Liability Company, its General Partner

By:	/s/ Richard A. Charpie
Richard A. Charpie, Principal Managing Member
Dated: June 10, 2011

AMP-01 Management Company Limited Liability Company

By:	/s/ Richard A. Charpie
Richard A. Charpie, Principal Managing Member
Dated: June 10, 2011

Ampersand 2001 Limited Partnership
By:	AMP-01 Management Company Limited Liability Company, its General Partner

By:	/s/ Richard A. Charpie
Richard A. Charpie, Principal Managing Member
Dated: June 10, 2011

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1
Joint Filing Agreement, dated February 16, 2010, by and among Ampersand 1999 Limited Partnership, Ampersand 2001 Limited Partnership, AMP-99 Management Company Limited Liability Company and AMP-01 Management Company Limited Liability Company.  (Previously filed as Exhibit 99.1 to the reporting parties’ Schedule 13G filed on February 16, 2010.)